UNDERWRITING AGREEMENT

December 16, 2010

Alderon Resource Corp.
Suite 1240 — 1140 West Pender Street
Vancouver, B.C.  V6E 4G1

Attention:                                         Mr. Mark Morabito, President and Chief Executive Officer

Dear Sirs:

The undersigned, Haywood Securities Inc. (“Haywood”), CIBC World Markets Inc., Dundee Securities Corporation, GMP Securities L.P. and Raymond James Ltd. (collectively, the “Underwriters” and each separately, an “Underwriter”) hereby severally, and not jointly or jointly and severally, agree to purchase from Alderon Resource Corp. (the “Corporation”) 7,300,000 units of the Corporation (individually a “Unit” and, collectively, the “Units”) at a price of $2.20 per Unit (the “Issue Price”) for an aggregate purchase price of $16,060,000 and agree to arrange for substituted purchasers for the Units resident in the Selling Jurisdictions (as defined below), subject to the terms and conditions set out below.  Each Unit shall consist of one common share in the capital of the Corporation (a “Unit Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”).  Each Warrant shall entitle the holder thereof to purchase one common share in the capital of the Corporation (a “Warrant Share”) at a price of $2.80 at any time prior to 5:00 p.m. (Vancouver time) on the date that is twenty-four months following the Closing Date (as defined below) provided that in the event that the closing price of the Corporation’s common shares on the TSXV (as defined below) is greater than $4.00 per share for a period of 20 consecutive trading days, the Corporation may give notice to the holders of the Warrants within 20 days of such occurrence, and the Warrants will expire 20 calendar days from the date of such notice. The Warrants shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date (as defined below) between the Corporation and the Transfer Agent (as defined below).

In addition, the Underwriters shall have an over-allotment option (the “Over-Allotment Option”), which Over-Allotment Option may be exercised in whole or in part by Haywood, on behalf of the Underwriters, by giving notice to the Corporation at any time up to the Closing Time, in the Underwriters’ sole discretion and without obligation, to purchase up to an additional 1,825,000 Units (the “Additional Units”) at the Issue Price for additional gross proceeds to the Corporation of up to $4,015,000 to cover over-allotments, if any. In the event that the Over-Allotment Option is exercised, the Additional Units issued thereunder, shall be deemed to form part of the offering for the purposes hereof and all of the terms and conditions relating to the closing of the purchase and sale of the Units shall apply to the Additional Units.  The offering of the Units (which term shall include any Additional Units to be sold in the event of the exercise of the Over-Allotment Option) by the Corporation is hereinafter referred to as the “Offering”. Unless the context otherwise requires, all references to the “Units” shall assume the exercise of the Over-Allotment Option and shall include the Additional Units.

The Underwriters may offer the Units for sale to Subscribers (as defined herein) in Canada and the United States: (i) under the applicable Requirements in the Qualifying Provinces; (ii) in the United States on a substituted purchaser basis, through the U.S. Placement Agent(s) pursuant to the exemption from registration provided by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D in accordance with Schedule “B” attached hereto; and (iii) in accordance with the local laws of such other jurisdictions as may be agreed to by the Corporation and the Underwriters. The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed or registered in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them.  Such remuneration shall be payable by the Underwriters.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation shall pay to Haywood, for and on behalf of all of the Underwriters, at the Closing Time (as defined below) a cash commission (the “Commission”) equal to 6.0% of the gross proceeds realized by the Corporation from the sale of Units pursuant to the Offering (including for greater certainty any Additional Units).  A portion of the 6.0% Commission equal to 1.0% the gross proceeds realized by the Corporation from the sale of Units pursuant to the Offering (including for greater certainty any Additional Units) shall be payable to Delano Capital Corp. (“Delano Capital”).  As additional compensation for the services provided, the Corporation shall grant to the Underwriters compensation options (the “Compensation Options”) entitling the Underwriters to subscribe for that number of Units (the “Compensation Units”) as is equal to 6.0% of the total number of Units sold pursuant to the Offering (including for greater certainty any Additional Units), each Compensation Option to be comprised of one Unit Share (the “Compensation Shares”) and one-half of one Warrant (the “Compensation Warrants”).  The Compensation Options shall be exercisable by the Underwriters at the Issue Price for a period commencing on the Closing Date and ending at 5:00 p.m. (Vancouver time) on the date that is twenty-four months following the Closing Date. At the Closing Time, the Corporation shall execute and deliver to the Underwriters (or their agents) certificates evidencing the Compensation Options to which the Underwriters are entitled in a form to be agreed upon by the Underwriters and the Corporation, acting reasonably (the “Compensation Option Certificates”).

As used in this Agreement, unless the context otherwise requires, the terms “Units”, “Unit Shares”, “Warrants” and “Warrant Shares” shall include the Compensation Units that may be issued on exercise of the Compensation Options, the Compensation Shares and Compensation Warrants comprising the Compensation Units and the Warrant Shares that may be issued on exercise of the Warrants.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1.                                      Definitions.

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Additional Units” shall have the meaning ascribed thereto in the second paragraph of this Agreement;

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters hereby;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Vancouver, British Columbia are not open for business;

“Closing” means the closing on the Closing Date of the transaction of purchase and sale in respect of the Units as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means December 16, 2010 or such other date as the Underwriters and the Corporation may agree upon;

“Closing Time” means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Underwriters and the Corporation may agree upon;

“Common Shares” means the common shares in the capital of the Corporation;

“Compensation Option Certificates” means the definitive certificates representing the Compensation Options;

“Compensation Warrant Certificates” means the definitive certificates representing the Compensation Warrants;

“Compensation Warrant Shares” means the Common Shares issuable upon the exercise of the Compensation Warrants in accordance with the provisions of the Warrant Indenture;

“Corporation” means Alderon Resource Corp.;

“Corporation’s knowledge” means to the best of the knowledge of members of the Corporation’s board of directors or senior management team having made due inquiry;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

“Haywood” means Haywood Securities Inc.;

“including” means including without limitation;

“Indemnified Party” has the meaning ascribed thereto in Section 12;

“Information” has the meaning ascribed thereto in paragraph 4(xxviii);

“Leased Premises” means the leased premises which are material to the Corporation and which the Corporation occupies as a tenant;

“Material Adverse Effect” has the meaning ascribed thereto in paragraph 4(ii);

“Material Agreement” means any material Debt Instrument, indenture, contract, commitment, agreement (written or oral), instrument, lease or other document, to which the Corporation is a party;

“misrepresentation”, “material fact”, “material change”, “affiliate”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Securities Act (Ontario);

“NI 43-101” has the meaning ascribed thereto in paragraph 4(xlvii);

“Over-Allotment Option” shall have the meaning ascribed thereto in the second paragraph of this Agreement;

“person” means any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Properties” means the Corporation’s material properties, including the Kamistiatusset Iron Ore Project located in Newfoundland and Labrador;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Corporation prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of the Securities Laws, including all press releases filed on SEDAR, and which are available to the public on SEDAR;

“Qualifying Provinces” means all Provinces of Canada;

“Regulation D” means Regulation D promulgated under the U.S. Securities Act;

“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

“Requirements” means the exemptions from the prospectus requirements of the Canadian Securities Laws which are outlined in National Instrument 45-106 and similar exemptions applicable in the United States or such other jurisdictions where the Units may be offered or sold;

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the Selling Jurisdictions and the rules of the TSXV;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Group” means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering as contemplated in the third paragraph of this Agreement;

“Selling Jurisdictions” means the Qualifying Provinces, and, as mutually agreed to by the Corporation and the Underwriters, certain foreign jurisdictions including the United States.

“Subscribers” means the persons (which may include the Underwriters) who, as purchasers or beneficial purchasers, acquire Units by duly completing, executing and delivering Subscription Agreements and any other required documentation and permitted assignees or transferees of such persons from time to time;

“Subscription Agreements” means the subscription agreements in the form agreed upon by the Underwriters and the Corporation, pursuant to which Subscribers agree to subscribe for and purchase the Units herein contemplated and shall include, for greater certainty, all schedules thereto;

“subsidiary” and “subsidiaries” shall have the meaning ascribed thereto in the Business Corporations Act (British Columbia);

“Taxes” shall have the meaning ascribed thereto in paragraph 4(xi);

“Transfer Agent” means Computershare Trust Company of Canada, in its capacity as transfer agent, registrar and warrant agent of the Corporation at its head offices in the city of Vancouver, British Columbia;

“TSXV” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Accredited Investor Certificate” means the U.S. accredited investor certificate attached as Schedule C to the Subscription Agreement to be completed by purchasers in the United States;

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S;

“U.S. Placement Agent” means Haywood Securities (USA) Inc., and any other U.S. broker-dealer affiliate of an Underwriter that makes offers or sales of Units in the United States; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.                                      Terms and Conditions.

(a)                                  Sale on Exempt Basis.  The Underwriters shall offer for sale and sell the Units in the Selling Jurisdictions on a private placement basis in compliance with all applicable Securities Laws such that the offer and sale of the Units does not obligate the Corporation to file a prospectus, a registration statement or other offering document under the Securities Laws.

(b)                                 Filings.  The Corporation undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Corporation in connection with the issue and sale of the Units and the issue of the Compensation Options, respectively, so that the distribution of the Units to the Subscribers and the issuance of the Compensation Options to the Underwriters may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada or the United States (but on terms that will permit the Unit Shares and Warrants acquired by the Subscribers in the Selling Jurisdictions to be sold by such Subscribers at any time in the Selling Jurisdictions subject to applicable hold periods and other restrictions under the Securities Laws), and the Underwriters undertake to use their commercially reasonable best efforts to cause Subscribers of Units to complete any forms required by the Securities Laws or under other applicable securities laws and provided by the Corporation to the Underwriters.  All fees payable in connection with such filings shall be at the expense of the Corporation. The Underwriters will use their reasonable commercial efforts to notify the Corporation with respect to the identity and jurisdiction of residence of each Subscriber as soon as practicable and with a view of leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements under Canadian Securities Laws and other applicable laws of the Selling Jurisdictions relating to the Offering.

(c)                                  No Offering Memorandum.  Neither the Corporation nor any of the Underwriters shall (i) provide to prospective purchasers any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Canadian Securities Laws or applicable securities laws of the United States or any state or territory thereof; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Units, including causing the sale of the Units to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Units whose attendees have been invited by general solicitation or advertising.

3.                                      Covenants of the Corporation.

The Corporation hereby covenants to the Underwriters, the Subscribers and their respective permitted assigns and acknowledges that each of them is relying on such covenants in connection with the purchase of the Units, that the Corporation shall:

(a)                                  for a period of two years following the Closing Date, use commercially reasonable efforts to maintain its status as a reporting issuer under the applicable Securities Laws in the provinces of Alberta and British Columbia not in default of any requirement of such Securities Laws, provided that this covenant shall not prevent the Corporation from (i) entering into a support agreement, arrangement agreement, amalgamation agreement or other similar agreement in respect of a take-over bid, merger, amalgamation, tender offer, recapitalization, arrangement or share transaction involving the purchase of all of the outstanding shares in the capital of the Corporation, or (ii) completing any transaction that would result in the Corporation ceasing to be listed, in each case so long as the holders of shares in the capital of the Corporation receive securities of an entity which is listed on a stock exchange or the holders of the shares of the Corporation have approved the transaction by the requisite majority;

(b)                                 obtain any necessary regulatory approvals from the TSXV in connection with the sale of the Units hereunder on such conditions as are acceptable to the Underwriters and the Corporation, acting reasonably, and, for a period of two years following the Closing Date, use commercially reasonable efforts to maintain the listing of the Common Shares on any one of the TSXV or the Toronto Stock Exchange, provided that this covenant shall not prevent the Corporation from (i) entering into a support agreement, arrangement agreement, amalgamation agreement or other similar agreement in respect of a take-over bid, merger, amalgamation, tender offer, recapitalization, arrangement or share transaction involving the purchase of all of the outstanding shares in the capital of the Corporation, or (ii) completing any transaction that would result in the Corporation ceasing to be listed, in each case so long as the holders of shares in the capital of the Corporation receive securities of an entity which is listed on a stock exchange or the holders of the shares of the Corporation have approved the transaction by the requisite majority;

(c)                                  duly execute and deliver the Subscription Agreements, the Warrant Indenture and the Compensation Option Certificates at the Closing Time and shall comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

(d)                                 fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 7 hereof;

(e)                                  ensure that the Unit Shares shall, upon issuance in accordance with their terms, be duly issued as fully paid and non-assessable securities in the capital of the Corporation, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

(f)                                    ensure that the Warrants shall, upon issuance in accordance with their terms, be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Subscription Agreements and the Warrant Indenture;

(g)                                 ensure that at all times prior to the expiry of the Warrants, sufficient Warrant Shares are allotted and reserved for issuance upon the due and proper exercise of the Warrants and, upon issuance in accordance with the terms of the Warrant Indenture, shall be issued as fully paid and non-assessable securities in the capital of the Corporation;

(h)                                 ensure that the Compensation Options shall, upon issuance in accordance with their terms, be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Subscription Agreements and the Compensation Option Certificates;

(i)                                     in connection with the issuance of the Units, execute and file with the Securities Regulators all forms, notices and certificates required to be filed pursuant to the Securities Laws in the time required by the applicable Securities Laws;

(j)                                     for a period of 120 days from the Closing Date, not directly or indirectly, offer to issue, sell, grant any option for the sale of, or otherwise dispose of, or announce any intention to do so, in a public offering, by way of private placement or otherwise, any additional Common Shares or any securities convertible or exchangeable into Common Shares, without the prior written consent of Haywood (on behalf of the Underwriters), such consent not to be unreasonably withheld, except:  (i) under existing director or employee stock option, bonus or purchase plans, as detailed in the Corporation’s most recent information circular; (ii) under director or employee stock options or bonuses granted subsequently in accordance with regulatory approval;  (iii) as a result of the exercise of currently outstanding share purchase warrants or options; (iv) in connection with previously scheduled property payments; or (v) in connection with the right granted to Altius Resources Inc. to participate on a pro rata basis in any equity financing of the Corporation (it being understood that the Corporation shall advise Haywood (on behalf of the Underwriters) prior to closing of this Offering if Altius Resources Inc. will exercise such right in connection with this Offering, which right must be exercised concurrently with the Offering) (the amount of any equity issued will be grossed up to facilitate the participation of Altius Resources Inc.);

(k)                                  use its commercially reasonable best efforts to cause each director and officer of the Corporation to execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Corporation owned, directly or indirectly, by such directors and officers for a period of 120 days from the Closing Date, without the prior written consent of Haywood (on behalf of the Underwriters), such consent not to be unreasonably withheld;

(l)                                     provide the Underwriters with draft press releases relating to the Offering an opportunity to comment and obtain their prior approval, acting reasonably, to the form and content of any such press release;

(m)                               ensure that the Corporation does not take any action that would cause prospectus exemptions to be unavailable with respect to the Offering; and

(n)                                 use the net proceeds of the Offering to advance the exploration and development of the Corporation’s Kamistiatusset Iron Ore Project, and for working capital and general corporate purposes.

4.                                      Representations and Warranties of the Corporation.

The Corporation represents and warrants to the Underwriters and the Subscribers, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase and sale of the Units, that:

(i)	the Corporation does not have any subsidiaries;

(ii)

the Corporation has been duly incorporated and is validly existing under the laws of its jurisdiction of existence, has all requisite corporate power and authority and is duly qualified and possesses all material certificates, authority, permits and licenses issued by the appropriate provincial, municipal, federal regulatory agencies or bodies necessary (and has not received or is not aware of any modification or revocation to such certificates, authority, permits or licenses, except such modifications or amendments as are necessary for the conduct of its business) to carry on its business as now conducted and to own its properties and assets, except for those certificates, authority, permits and licenses which the failure to obtain would not, individually or in the aggregate, have a material adverse effect on the business, results of operations or financial condition of the Corporation (a “Material Adverse Effect”);

(iii)

the Corporation has all requisite corporate power and authority to enter into and carry out its obligations under this Agreement, the Subscription Agreements, the Warrant Indenture and the Compensation Option Certificates;

(iv)

the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which, as of the close of business on December 15, 2010, 72,464,189 Common Shares were issued and outstanding as fully paid and non-assessable and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Corporation or any other security convertible into or exchangeable for any such shares, or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital other than options to purchase up to 3,910,000 Common Shares, warrants to purchase nil Common Shares and broker warrants to purchase up to 494,410 Common Shares, all as set out in Schedule “A” to this Agreement and other than the pre-emptive right granted to Altius Resources Inc.;

(v)	the only outstanding securities convertible into or exchangeable for Common Shares are set forth in Schedule “A” to this Agreement;

(vi)

at the Closing Time, all consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture, the Warrant Certificates and the Compensation Option Certificates and the issuance and sale of the Unit Shares and the Warrants comprising the Units and the Warrant Shares upon exercise of the Warrants and the consummation of the transactions contemplated hereby and thereby have been made or obtained, as applicable;

(vii)

each of the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture and the Compensation Option Certificates, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Units hereunder and the consummation of the transactions contemplated hereby, including the issuance and delivery of the Unit Shares and the Warrants comprising the Units, the issuance and delivery of the Compensation Options, the issuance and delivery of the Warrant Shares upon the exercise of the Warrants and the issuance and delivery of the Unit Shares and the Warrants upon the exercise of the Compensation Options, respectively, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Corporation, including Canadian and United States Securities Laws and to the best of the

Corporation’s knowledge the Securities Laws of any other Selling Jurisdiction; (B) the constating documents or resolutions of the Corporation which are in effect at the date hereof; (C) any Debt Instrument, Material Agreement, mortgage, indenture, contract, agreement, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation;

(viii)

the Public Disclosure Documents and all financial, marketing, sales and operational information provided to the Underwriters does not contain any misrepresentations (as such term is defined in the Securities Laws);

(ix)

the audited financial statements of the Corporation as at and for the year ended December 31, 2009 and the unaudited financial statements of the Corporation as at and for the nine months ended September 30, 2010 have been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the periods referred to therein and together with the certifications of the Corporation’s annual filings for 2008 and 2009, present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation as at such dates and results of operations of the Corporation for the periods then ended and there has been no change in accounting policies or practices of the Corporation since December 31, 2009;

(x)

there has been no adverse material change in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation, since December 31, 2009, which has not been generally disclosed to the public and the business of the Corporation has been carried on in the usual and ordinary course consistent with past practice since December 31, 2009, to the extent that such past practice is consistent with the current business direction of the Corporation;

(xi)

all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted, by the Corporation have been paid, collected or withheld and remitted as applicable, except for where the failure to pay such Taxes would not have a Material Adverse Effect or result in an adverse material change to the Corporation. All tax returns, declarations, remittances and filings required to be filed by the Corporation have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading or result in an adverse material change to the Corporation. To the best knowledge of the Corporation, no examination of any tax return of the Corporation is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Corporation;

(xii)

the auditors of the Corporation who audited the financial statements of the Corporation for the year ended December 31, 2009 and who provided their audit report thereon are independent public accountants as required under applicable Canadian Securities Laws;

(xiii)	since December 31, 2009, there has not been a “reportable event” (within the meaning of National Instrument 51-102) with the present or former auditors of the Corporation;

(xiv)

the Corporation has maintained, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (v) material information relating to the Corporation is made known to those within the entity responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect the Corporation’s ability to disclose to the public information required to be disclosed by them in accordance with applicable law and all fraud, whether or not material, that involves management or employees that have a significant role in the Corporation’s internal controls have been disclosed to the audit committees of the Corporation.

(xv)

other than Altius Resources Inc., no holder of outstanding securities of the Corporation is entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation;

(xvi)

there is not, in the constating documents or in any Debt Instrument, Material Agreement, mortgage, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of the Common Shares;

(xvii)

the Corporation is not a party to or bound by or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Corporation;

(xviii)

to the Corporation’s knowledge, no legal or governmental proceedings are pending to which the Corporation is a party or to which its property is subject that would, if adversely decided, result individually or in the aggregate in any adverse material change to the Corporation and, to the Corporation’s knowledge, no such proceedings have been threatened against or are contemplated with respect to the Corporation or its properties;

(xix)

the Corporation has conducted, and is conducting, its business in material compliance with all applicable laws and regulations of each jurisdiction in which it carries on business (including all applicable federal, provincial, municipal and local environmental, anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including relevant exploration permits and concessions), except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect and has not received a notice of non-compliance, nor know of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would not reasonably be expected to have a Material Adverse Effect;

(xx)

this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(xxi)

upon the execution and delivery thereof, the Subscription Agreements, the Warrant Indenture, the Warrant Certificates and the Compensation Option Certificates shall constitute valid and binding obligations of the Corporation and each shall be enforceable against the Corporation in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(xxii)

the Corporation has complied and will comply fully with the requirements of all applicable corporate and Canadian and United States Securities Laws, and to the best of the Corporation’s knowledge, the Securities Laws in the other Selling Jurisdictions, and administrative policies and directions, in all material respects, including, without limitation, the Securities Laws in relation to the issue and trading of its securities and in all matters relating to the Offering;

(xxiii)

the Corporation has not caused or permitted the release, in any material manner whatsoever, of any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances (collectively, the “Hazardous Substances”) on or from any of its properties or assets nor has it received any notice that it is potentially responsible for a clean-up site or corrective action under any applicable laws, statutes, ordinances, by-laws, regulations, or any orders, directions or decisions rendered by any government, ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to dealing with Hazardous Substances;

(xxiv)

to the Corporation’s knowledge, all operations on the properties of the Corporation have been conducted and are currently conducted in all material respects in accordance with good engineering practices and any applicable material workers’ compensation, and health, safety and workplace laws, regulations and policies;

(xxv)

the Corporation has all material licences, permits, approvals, consents, certificates, registrations and other authorizations (collectively the “Permits”) under all applicable laws and regulations necessary for the operation of the businesses carried on or proposed to be commenced by the Corporation and each Permit is valid, subsisting and in good standing and the Corporation is not in default or breach of any Permit, and to the Corporation’s knowledge, no proceeding is pending or threatened to revoke or limit any Permit;

(xxvi)

at the Closing Time, all necessary corporate action will have been taken by the Corporation to (a) allot and authorize the issuance, or reserve for issuance, as the case may be, of the Unit Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares, (b) create and authorize the issuance of the Warrants, and (c) create and authorize the issuance of the Compensation Options;

(xxvii)

the Corporation is a reporting issuer in the provinces of Alberta and British Columbia and on the Closing Date will have been a reporting issuer in such provinces for at least four months. The Corporation is not currently in default of any requirement of the Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Regulators of such jurisdictions;

(xxviii)

the information contained in the Public Disclosure Documents (collectively, the “Information”) is, as of the date of such information, true and correct in all material respects, and none of the Information contains a misrepresentation that has not been publicly corrected;

(xxix)

all material filings (including all continuous and timely disclosure obligations) and fees required to be made and paid by the Corporation pursuant to the Canadian Securities Laws and general corporate law have been made and paid in accordance with the applicable Canadian Securities Laws, and such disclosure and filings were true and accurate in all material respects as at the respective dates thereof and the Corporation has not filed any confidential material change reports;

(xxx)

the Corporation does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with the Corporation;

(xxxi)	the Corporation maintains customary occupier’s insurance over its Leased Premises;

(xxxii)

the Transfer Agent, at its principal office in the City of Vancouver, British Columbia has been duly appointed as transfer agent and registrar in respect of the Common Shares and as warrant agent in respect of the Warrants;

(xxxiii)

other than the Underwriters and Delano Capital, there are no persons acting or purporting to act at the request of or on behalf of the Corporation, that are entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement;

(xxxiv)

other than the Corporation, there is no person that is or will be directly entitled to the proceeds from the sale of the Units pursuant to this Offering under the terms of any Debt Instrument, Material Agreement, mortgage, indenture, contract, instrument, lease agreement (written or unwritten);

(xxxv)	the Corporation is not a party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation;

(xxxvi)	the Corporation is not a party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument other than in the ordinary cause of business;

(xxxvii)

neither the Corporation nor, to the knowledge of the Corporation, any other person is in default in the observance or performance of any term or obligation to be performed by it under any Material Agreement, except for such defaults as would not have a Material Adverse Effect, and no event has occurred which with notice or lapse of time or both would constitute such a default;

(xxxviii)

the minute books and records of the Corporation which the Corporation has made available to the Underwriters and their counsel, Blake, Cassels & Graydon LLP, in connection with their due diligence investigation of the Corporation, are all of the minute books and substantially all of the records of the Corporation and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Corporation to the date of review of such corporate records and minute books. All of the material transactions of the Corporation have been properly recorded in the minute books. There have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Corporation during such period not reflected in such minute books and other records;

(xxxix)

with respect to each of the Leased Premises, the Corporation occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

(xl)

the Corporation is not a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the Corporation’s knowledge no such actions, suits or proceedings are contemplated or have been threatened;

(xli)	there are no judgments against the Corporation which are unsatisfied, nor are there any consent decrees or injunctions to which the Corporation or the is subject;

(xlii)

except as qualified by the Public Disclosure Documents, the Corporation is the absolute legal and beneficial owner of, and has good and marketable title to all of the material property or assets thereof as described in the Public Disclosure Documents, including the Kamistiatusset Iron Ore Project, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Information, and no other rights are necessary for the conduct of the business of the Corporation as currently conducted or contemplated to be conducted, the Corporation knows of no claim or basis for any claim that might or could adversely affect the right of the Corporation to use, transfer or otherwise exploit such property rights, other than those described in the Public Disclosure Documents, and the Corporation has no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof, expect as described in the Public Disclosure Documents;

(xliii)

any and all of the agreements and other documents and instruments pursuant to which the Corporation holds its property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Corporation is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation are subject to any right of first refusal or purchase or acquisition rights which are not disclosed in the Information;

(xliv)

the Corporation has disclosed all material information relating to the Properties and any other material mineral properties of the Corporation in the Public Disclosure Documents in compliance with Canadian Securities Laws and such disclosure remains true, complete and accurate in all material respects as of the date hereof;

(xlv)

there are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation, except for ongoing assessments conducted by or on behalf of the Corporation in the ordinary course;

(xlvi)	there are no claims with respect to native rights currently or, to the Corporation’s knowledge, pending or threatened with respect to any of the material mineral projects of the Corporation;

(xlvii)

the Corporation has duly filed with the applicable regulatory authorities in material compliance with Canadian Securities Laws, including timing requirements, all reports required by National Instrument 43-101 (“NI 43-101”), and all such reports comply with the requirements of NI 43-101;

(xlviii)

the currently issued and outstanding Common Shares are listed and posted for trading on the TSXV and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the trading of the Corporation’s issued securities has been issued and no proceedings for such purpose are pending or, to the Corporation’s knowledge, threatened;

(xlix)

no order ceasing, halting or suspending trading in securities of the Corporation nor prohibiting the sale of such securities has been issued to and is outstanding against the Corporation’s directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(l)

to the knowledge of the Corporation, there are no regulatory investigations commenced, pending or threatened against any of the Corporation’s officers or directors and none of the officers or directors of the Corporation are now or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(li)

the Corporation has established on its books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation except for taxes not yet due, and there are no audits of any of the tax returns of the Corporation which are known by the Corporation’s management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Corporation;

(lii)

the Corporation owns or possesses adequate rights to use all material patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and other intellectual property necessary for the business of the Corporation now conducted and proposed to be conducted, without any conflict with or infringement of the rights of others. The Corporation has received no communication alleging that the Corporation has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity;

(liii)	no proceedings have been taken, instituted or, to the Corporation’s knowledge, are pending for the dissolution or liquidation of the Corporation;

(liv)	each Debt Instrument to which the Corporation is a party is in good standing and the Corporation is not in default of any obligation or covenant under such Debt Instruments;

(lv)

the mining claims located in Quebec that form part of the Kamistiatusset Iron Ore Project (“Quebec Claims”) are not material to the Corporation, the Corporation has not incurred any expenditures on the Quebec Claims and the Corporation will not use any of the proceeds of the Offering for expenditures on the Quebec Claims; and

(lvi)

the operations of the Corporation are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of Canada and the United States, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority

(collectively, the “Money Laundering Laws”) in Canada or the United States and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-governmental authority involving the Corporation with respect to the Money Laundering Laws is to the best knowledge of the Corporation pending or threatened.

5.                                      Representations, Warranties and Covenants of the Underwriters.

Each of the Underwriters hereby severally represent, warrant and covenant to the Corporation and acknowledge that the Corporation is relying upon such representations and warranties, that:

(i)	the Underwriters will only sell the Units in accordance with Securities Laws and to persons who represent themselves as being:

	(A)	persons purchasing as principal or deemed to be purchasing as principal under Securities Laws or purchasing as authorized agents on behalf of a disclosed principal; and

(B)

 qualified to purchase the Units under the applicable Requirements in the Qualifying Provinces, or on an exempt private placement basis in the United States or in such other jurisdictions as may be agreed to by the Corporation and the Underwriters;

(ii)

the Underwriters acknowledges that none of the Units have been or will be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold in the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D thereunder. Accordingly, the Underwriters agree, on their own behalf and on behalf of the U.S. Placement Agent(s), for the benefit of the Corporation, to comply with the selling restrictions imposed by the laws of the United States and described in Schedule “B” hereto, which is incorporated by reference in this Agreement. The Underwriters also make the representations, warranties and covenants attributable to them as set forth in Schedule “B” hereto;

(iii)

notwithstanding the foregoing provisions of this Section 5, an Underwriter will not be liable to the Corporation under this Section 5 with respect to a default under this Section 5 by another Underwriter;

(iv)	at least one of the Underwriters is duly registered in the appropriate category of dealer under the Applicable Securities Laws in each of the Qualifying Provinces;

(v)

it is acquiring the Units and/or the Compensation Options as principal for its own account and not for the benefit of any other person and it is an “accredited investor” as such term is defined in National Instrument 45-106;

(vi)

it and its representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Offering in any newspaper, magazine, printed media of a general and regular paid circulation or any similar medium; and

(vii)	it has not and will not solicit offers to purchase or sell the Units so as to require the filing of a prospectus or offering memorandum with respect thereto or the provision of a contractual right of action (as defined in OSC Rule 14-501) under the laws of any jurisdiction.

6.                                      Closing Deliveries.

The purchase and sale of the Units shall be completed at the Closing Time at the offices of Cassels Brock & Blackwell LLP in Toronto, Ontario.  At or prior to the Closing Time the Corporation shall, duly and validly deliver to Haywood (on behalf of the Underwriters) (i) one or more global certificates representing the Unit Shares and Warrants comprising the Units sold to purchasers outside of the United States; (ii) one or more definitive certificates sold to purchasers in the United States or to, or for the account or benefit of, purchasers who are U.S. Persons; and (iii) certificates representing the Compensation Options, all registered in such name or names as Haywood, on behalf of the Underwriters, may direct and all against payment, at the direction of the Corporation, of the subscription price for the Units, as provided in this Section 6,  in lawful money of Canada.  The Underwriters) and the Corporation may discharge their respective payment obligations by delivery by the Haywood (on behalf of the Underwriters) of a bank draft, certified cheque or by transfer of funds by electronic wire transfer to the designated bank account of the Corporation.  Such payment to the Corporation shall be solely in respect of the sale of Units and shall be equal to the aggregate purchase price for the Units, less the Commission payable in respect of the sale of Units and the reasonable out-of-pocket costs and expenses of the Underwriters, including reasonable fees and disbursements of counsel to the Underwriters as set out in Section 9 herein.

7.                                      Closing Conditions

The Underwriters’ obligation to purchase the Units at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)                                  the Underwriters shall have received a certificate dated as of the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation, or such other officers of the Corporation as the Underwriters may agree, certifying for and on behalf of the Corporation, to the best of their knowledge, information and belief after due inquiry, that:

(i)                                     no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, are contemplated or threatened by any regulatory authority;

(ii)                                  the Corporation has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii)                               the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(b)                                 the Underwriters shall have received a certificate dated as of the Closing Date, signed by appropriate officers of the Corporation addressed to the Underwriters and their counsel, with respect to the notice of articles and articles of the Corporation, all resolutions of the Corporation’s board of directors relating to this Agreement and the transactions contemplated hereby, the Subscription Agreement, the Warrant Indenture, the Compensation Options, the incumbency and specimen signatures of signing officers and such other matters as the Underwriters may reasonably request;

(c)                                  The Underwriters have received satisfactory evidence of the conditional acceptance of the listing of the Unit Shares, the Warrant Shares and the Compensation Warrant Shares for trading on the TSXV and posting for trading on the TSXV of the Units Shares, the Warrant Shares and the Compensation Warrant Shares, subject only to the filing of the documents and payment of any applicable fees;

(d)                                 the Subscription Agreements, the Warrant Indenture, the Compensation Option Certificates and the certificates representing the Unit Shares and the Warrants, if the Unit Shares and Warrants are not delivered in book-entry form, shall have been executed or endorsed, as applicable, and delivered by the parties thereto in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(e)                                  the Underwriters shall have received a favourable legal opinion addressed to the Underwriters dated the Closing Date from counsel for the Corporation (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation; (ii) as to matters of fact not independently established, on certificates of the Corporation’s auditors or a public official; and (iii) as to matters of law, on consulting counsel in the applicable local jurisdictions) substantially with respect to the following matters:

(i)                                     the Corporation is a “reporting issuer” in each of Alberta and British Columbia and it is not listed by the Securities Regulators of such jurisdictions as being in default of any requirements of the Securities Laws in any of such jurisdictions;

(ii)                                  the Corporation is a corporation incorporated and existing under the laws of British Columbia and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets;

(iii)          the authorized capital of the Corporation consists of an unlimited number of Common Shares;

(iv)                              the Corporation has all necessary corporate power and capacity: (A) to execute and deliver this Agreement, the Subscription Agreements, the Warrant Indenture, the Warrant Certificates, the Compensation Option Certificates and the Compensation Warrant Certificates and to perform its obligations hereunder and thereunder, (B) to issue and sell the Unit Shares and the Warrants; (C) to issue the Compensation Options; (D) to issue the Compensation Shares and Compensation Warrants on the exercise of the Compensation Options; and (E) to issue the Warrant Shares upon exercise of the Warrants and the Compensation Warrant Shares upon exercise of the Compensation Warrants in accordance with the terms of the Warrant Indenture;

(v)                                 all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of this Agreement, the Subscription Agreements, the Warrant Indenture, the Warrant Certificates and the Compensation Option Certificates and the performance of the Corporation’s obligations hereunder and thereunder and each of this Agreement, the Subscription Agreements, the Warrant Indenture and the Compensation Option Certificates have been executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law;

(vi)                              the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture and the Compensation Option Certificates, the performance by the Corporation of its obligations hereunder and thereunder, the issuance, sale and delivery of the Unit Shares, the Warrants, the Warrant Shares the to be issued and sold by the Corporation and the issuance and delivery of the Compensation Options by the Corporation do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with (i) the provisions of any corporate or securities law, statute, rule or regulation to which the Corporation is subject in the Province of British Columbia; or (ii) the constating documents and by-laws of the Corporation.

(vii)                           the Unit Shares have been duly and validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(viii)        the Warrants have been duly and validly created and issued by the Corporation;

(ix)           the Warrant Shares and the Compensation Warrant Shares have been reserved for issuance by the Corporation and, upon the payment of the exercise price therefor, such Warrant Shares and Compensation Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(x)            the Compensation Options have been duly and validly created and issued by the Corporation;

(xi)           the Compensation Shares issuable upon the due exercise of the Compensation Options have been reserved for issuance by the Corporation and, upon the payment of the exercise price therefor, such Compensation Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(xii)          the Compensation Warrants will, upon the payment of the exercise price therefor, be duly and validly created and issued by the Corporation upon such issuance;

(xiii)        Computershare Trust Company of Canada has been appointed as the transfer agent and registrar for the Common Shares and has been duly appointed as the warrant agent for the Warrants;

(xiv)        the TSXV has conditionally accepted the listing of the Unit Shares, the Warrant Shares, the Compensation Shares and the Warrant Shares, subject only to the filing of the documents and payment of any applicable fees as set forth in the conditional listing letter of the TSXV dated December 1, 2010; .

(xv)                            the offering, issue, sale and delivery of the Units to Subscribers resident in the Selling Jurisdictions in Canada in accordance with the Subscription Agreements, and the issue and delivery of the Compensation Options to the Underwriters, are

exempt from the prospectus requirements of the Securities Laws, and no prospectus is required, nor are any other documents required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of any regulatory authority required to be obtained under the Securities Laws to permit the offering, issue, sale and delivery of the Units to Subscribers resident in Canada and the issue and delivery of the Compensation Options to the Underwriters, however, the Corporation is required to, within ten days after the date the trades are made, file a report on Form 45-106F1 with the securities commissions in the Canadian Provinces in which the trades were made, accompanied, in all cases, by the prescribed fees, if any;

(xvi)        the issue and delivery of the Compensation Units to the Underwriters upon exercise of the Compensation Options, the Warrant Shares to Subscribers resident in the Canadian Selling Jurisdictions upon exercise of the Warrants, and the Compensation Warrant Shares to the Underwriters upon exercise of the Warrants received on exercise of the Compensation Options, by the Corporation, and in each case in accordance with their terms, and after payment of the full consideration therefore, are exempt from the prospectus requirements of the Securities Laws and no prospectus is required nor are other documents required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of regulatory authorities required to be obtained under the Securities Laws to permit the issue and delivery of the Compensation Units and the Warrant Shares by the Corporation; and

(xvii)       no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws in connection with the first trade of the Unit Shares, the Warrants, the Warrant Shares, the Compensation Shares, the Compensation Warrants or the Compensation Warrant Shares, as the case may be, provided that four months and a day have lapsed since the Closing Date, subject to the usual qualifications imposed by Securities Laws.

(f)                                    the Underwriters shall have received a Certificate of Good Standing with respect to the Corporation;

(g)                                 the statutory hold period for the Unit Shares, the Warrants, the Warrant Shares, the Compensation Shares, the Compensation Warrants and the Compensation Warrant Shares under Canadian Securities Laws shall not exceed four months and a day;

(h)                                 the Underwriters shall have not exercised any rights of termination set forth in this Agreement;

(i)                                     the Underwriters shall be satisfied, in their sole discretion, with the results of their due diligence investigation prior to the Closing Time;

(j)                                     if any Shares are sold in the United States, the Corporation’s U.S. legal counsel, Hodgson Russ LLP, shall have delivered a favourable legal opinion addressed to the Underwriters in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the offer and sale of the Unit Shares and Warrants, in the manner contemplated by the Subscription Agreements and this Agreement, does not require registration under the U.S. Securities Act;

(k)                                  the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, the Subscribers and the Underwriters’ counsel, from Newfoundland & Labrador counsel as to the title to the Kamistiatusset Iron Ore Project, dated as of the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(l)                                     the Underwriters shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date; and

(m)                               the Underwriters shall have received the undertakings requested by the Underwriters pursuant to subsection 3(k).

8.                                      Rights of Termination.

(a)                                  Each Underwriter shall be entitled to terminate its obligation to purchase the Units by written notice to that effect given to the Corporation and the other Underwriter at or prior to the Closing Time if:

(i)                                     there shall occur any material change or change in a material fact, which in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the securities of the Corporation;

(ii)                                  there should develop, occur or come into effect or existence any event, action, state condition or major financial occurrence of national or international consequence or any law or regulation which in the sole opinion of the Underwriters (or any of them), acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect or involve, the financial markets or the business, operation or affairs of the Corporation;

(iii)                               there is any inquiry, action, suit, investigation or other proceeding (whether formal or informal) by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSXV or any securities regulatory authority which, in the reasonable opinion of the Underwriters (or any of them), operates to prevent or restrict the trading of securities of the Corporation or seriously adversely affects or will seriously adversely affect the financial markets or the business, affairs, operations of the Corporation; or

(iv)                              the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes or is false.

(b)                                 If this Agreement is terminated by any of the Underwriters pursuant to subsection 8(a), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 9 and 12.

(c)                                  The right of the Underwriters or any of them to terminate their respective obligation under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement.  A notice of termination given by one Underwriter under this Section 8 shall not be binding upon the other Underwriters.

9.                                      Expenses.

Whether or not the Offering is completed, the Corporation shall pay all expenses and fees in connection with the Offering, including, without limitation, all reasonable expenses of or incidental to the creation, issue, sale and distribution of the Units; all costs incurred in connection with the preparation of documents or certificates relating to the Offering; and all fees incurred by the Underwriters, including the reasonable fees  and disbursements of the Underwriters’ counsel (up to a maximum of $75,000, exclusive of disbursements and HST) and reasonable “out of pocket” expenses of the Underwriters.  Fees and expenses incurred by the Underwriters or on their behalf shall be payable by the Corporation in addition to any other fees payable under this Agreement and shall be payable upon receiving an invoice therefore from the Underwriters.

10.                               Alternative Transaction

In the event that the Corporation withdraws from the Offering after the date of this Agreement to complete an alternative transaction (which transaction is completed within 12 months of the termination of this Agreement), the Corporation shall pay to the Underwriters promptly upon closing the alternative transaction a fee equal to the maximum amount of fees otherwise payable under this Agreement calculated on the basis of the maximum offering proposed hereunder. An “alternative transaction” shall include any debt or equity offering or combination thereof in relation to the Company.

11.                               Survival of Representations and Warranties.

All terms, warranties, representations, covenants and agreements herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Units and shall continue in full force and effect for the benefit of the Underwriters, the Subscribers and the Corporation following the Closing Date and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the purchase and sale of the Units.  For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Corporation or the contribution obligations of the Underwriters or those of the Corporation shall survive and continue in full force and effect for the applicable limitation period prescribed by law.

12.                               Indemnity.

The Corporation shall, to the fullest extent permitted by law, indemnify and hold harmless the Underwriters, for and on behalf of each of the Underwriters and for and on behalf of and in trust for each of their affiliates and each of the officers, directors, employees, partners, agents and shareholders thereof (individually, the “Indemnified Party” and collectively, the “Indemnified Parties”), from and against any losses (other than loss of profits), claims, damages, actions, suits, proceedings, expenses and liabilities, joint or several, caused by or arising  in any manner, directly or indirectly, out of or in connection with:

(i)                                     the Offering or the Underwriters’ activities contemplated by Agreement; or

(ii)                                  the investigation of, preparation for or defense of any pending or threatened claim arising in any manner out of the Offering or the Underwriters’ activities contemplated by this Agreement, or any action or proceeding arising therefrom

(collectively, “Proceedings”), whether or not such Indemnified Party is a formal party to any such Proceeding, and the Corporation will promptly reimburse the Indemnified Parties for all expenses (including, without limitation, fees and out-of-pocket expenses of legal counsel on a full indemnity basis, including any expenses relating to enforcing this indemnity) incurred as a result of or in connection with the matters referred to in subsections (a) and (b) above.

The Corporation agrees that if any indemnification or reimbursement sought pursuant to this Agreement were for any reason not to be available to any Indemnified Party or insufficient to hold it harmless as and to the extent contemplated herein, then the Corporation will contribute to the amount paid or payable by such Indemnified Party in respect of losses, claims, damages, actions, suits, proceedings, expenses and liabilities, which would otherwise be subject to the indemnity provided hereunder, in such proportion as is appropriate to reflect not only the relative benefits to the Corporation on the one hand and the Indemnified Party on the other, in connection with the activity to which such indemnification or reimbursement relates but also the relative faults of such parties as well as any other equitable considerations which may be relevant. Notwithstanding anything to the contrary contained herein, in no event shall an Underwriter be responsible under this Agreement for any amounts in excess of the amount of the commission actually received by the Underwriter in connection with the Offering.

Notwithstanding the foregoing, the Corporation will not be liable to an Indemnified Party under this Agreement to the extent that a court of competent jurisdiction, in a final judgment that has become non-appealable, has made the determination that the Indemnified Party has breached this Agreement, has been grossly negligent or has committed any fraudulent act or engaged in any wilful misconduct in the course of its performance under this Agreement and the losses, claims, damages, actions, suits, proceedings, expenses or liabilities, as to which indemnification is claimed were caused by such breach of Agreement, such gross negligence, fraud or wilful misconduct. Each of the Underwriters further agrees that it will not, without the prior written consent of the Corporation (not to be unreasonably withheld or delayed), settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any Indemnified Party is an actual or potential party to such Proceeding).

Each of the Underwriters covenants and agrees that it shall, and shall use reasonable efforts to cause any other Indemnified Party to, co-operate fully with the Corporation in the investigation and defense of any Proceeding arising in connection with the Offering. The Corporation also agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of, the Corporation or the Corporation and an Underwriter and personnel of the Underwriter shall be required to testify, participate or respond in respect of or in connection with their engagement under this Agreement, an Underwriter shall have the right to employ its own counsel in connection therewith and the Corporation will reimburse such Underwriter monthly for the time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of such Underwriter’s counsel.

Promptly after receipt of notice of the commencement of any legal proceeding against any Indemnified Party or after receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Indemnified Parties will notify the Indemnitor in writing of the commencement thereof (provided that any delay or failure in so notifying shall not prejudice the Indemnified Parties1 rights hereunder) and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed,

The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying the Indemnified Party in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

Notwithstanding the foregoing paragraph, the Indemnified Party shall have the right, at the Indemnitor’s expense, to employ counsel of the Indemnified Party’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized in writing by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Corporation or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate because there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on the Indemnified Party’s behalf) or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Corporation shall not have the right to assume or direct the defence on the Indemnified Party’s behalf), provided that the Corporation shall not be responsible for the fees and expenses of more than one legal firm in a single jurisdiction for all of the Indemnified Parties.

The indemnity, reimbursement and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have and shall be binding upon and inure to the benefit of any successors and permitted assigns of the Corporation and Indemnified Party. The Corporation waives any right the Corporation may have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

The indemnity, reimbursement and contribution provisions set forth herein will survive, and shall continue in full force and effect, regardless of the expiry or termination of this Agreement.

With respect to any party who may be indemnified by subsection 12(i) above and is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 12 in trust for and on behalf of such Indemnified Party.

13.                               Action by Underwriters.

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by Section 8 or matters relating to indemnity and contribution contemplated by Section 12, may be taken by Haywood on behalf of itself and the Underwriters and the execution and delivery of this Agreement by the Corporation and the Underwriters shall constitute the authority of the Corporation for accepting notification of any such steps from, and for delivery of the definitive documents constituting the Units, to Haywood.  Haywood agrees to consult with the other Underwriters with respect to all material matters.

14.                               Obligation of the Underwriters to be Several.

Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Units shall be several (and not joint or joint and several).  The percentage of the Units to be severally purchased and paid for by each of the Underwriters shall be as follows:

Name of Underwriter	Syndicate Position
Haywood Securities Inc.	60%
CIBC World Markets Inc.	10%
GMP Securities L.P.	10%
Dundee Securities Corporation	10%
Raymond James Ltd.	10%

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Units which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Units which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Units to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing.  If the Continuing Underwriters do not elect to purchase the balance of the Units pursuant to the foregoing:

(a)                                  the Continuing Underwriters shall not be obliged to purchase any of the Units that any Refusing Underwriter is obligated to purchase; and

(b)                                 the Corporation shall not be obliged to sell less than all of the Units, and the Corporation shall be entitled to terminate its obligations under this Agreement arising from their acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of Sections 9 and 12.

15.                               Advertisements.

The Corporation acknowledges that the Underwriters shall have the right, subject always to subsections 2(a) and 2(c) of this Agreement, at their own expense, to place such advertisement or advertisements relating to the sale of the Units contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law.  The Corporation and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable Canadian Securities Laws or the securities legislation in any other jurisdiction in which the Units shall be offered or sold being unavailable in respect of the sale of the Units to prospective purchasers.

16.                               No Fiduciary Relationship.

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registered dealers under the Securities Laws and have relationships with their clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters’ statutory obligations as registered dealers under  Securities Laws or relationships with their clients conflicts with their obligations hereunder, the Underwriters shall be entitled to fulfill their statutory obligations as registered dealers under Securities Laws and their obligations to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registered dealers under Securities Laws or to act for their clients. Nothing in this Agreement or the nature of the Underwriters’ involvement in the offering of Units shall be deemed to create a fiduciary or advisory relationship between the Underwriters and the Corporation or its shareholders, creditors, employees or any other party.

17.                               Notices.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to:

Alderon Resource Corp.
1240 - 1140 W Pender St.
Vancouver, BC, V6E 4G1

	Attention:	Mark Morabito, President and Chief Executive Officer
	Fax No.:	(604) 681-8039

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

	Attention:	John Vettese
	Fax No.:	(416) 350-6933

(b)	If to the Underwriters, to:

Haywood Securities Inc.
Brookfield Place
181 Bay Street
Suite 2910, Box 808
Toronto, ON M5J 2T3

Attention:	Greg McKenzie
Fax:	(416) 507-2350

and to:

CIBC World Markets Inc.
Brookfield Place
161 Bay Street
Box 500
Toronto, ON M5J 2S8

Attention:	Leif Nilsson
Fax No.:	(416) 594-8848

and to:

GMP Securities L.P.
145 King Street West
Suite 300
Toronto, Ontario M5H 1J8

Attention:	Doug Bell
Fax No.:	(416) 943-6160

and to:

Dundee Securities Corporation
1 Adelaide Street East
27th Floor
Toronto, Ontario M5C 2V9

Attention:	D. Bob Sangha
Fax No.:	(416) 350-3312

and to:

Raymond James Ltd.
5300-40 King Street West
Scotia Plaza, P.O. Box 415
Toronto, Ontario M5H 3Y2

Attention:	John Willett
Fax No.:	(416) 777-7114

with a copy to:

Blake, Cassels & Graydon LLP

595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, B.C. V7X 1L3

Attention:	Bob J. Wooder
Fax No.:	(604) 631-3309

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

18.                               Time of the Essence.

Time shall, in all respects, be of the essence hereof.

19.                               Canadian Dollars.

All references herein to dollar amounts are to lawful money of Canada.

20.                              Headings.

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

21.                               Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

22.                               Entire Agreement.

This Agreement, together with any other agreements and other documents referred to herein and delivered in connection herewith, constitutes the entire agreement between and among the parties hereto pertaining to the issue and sale of the Units and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to issue and sale of the Units.

23.                               Severability.

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

24.                               Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

25.                               Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Underwriters and the Subscribers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

26.                               Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

27.                               Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

28.                               Language.

The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only.  Les parties reconnaissent avoir expressment demandées que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

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29.                               Counterparts.

This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.  If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this letter where indicated below and delivering the same to the Underwriters.

Yours very truly,

HAYWOOD SECURITIES INC.

Per:	“Greg McKenzie”
Authorized Signing Officer

CIBC WORLD MARKETS INC.

Per:	“David Cobbold”
Authorized Signing Officer

GMP SECURITIES L.P.

Per:	“Doug Bell”
Authorized Signing Officer

DUNDEE SECURITIES CORPORATION

Per:	“John Willett”
Authorized Signing Officer

RAYMOND JAMES LTD.

Per:	“David Anderson”
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

ALDERON RESOURCE CORP.

Per:	“Mark Morabito”
Authorized Signing Officer

SCHEDULE “A”

CONVERTIBLE AND EXCHANGEABLE SECURITIES

This is Schedule “A” to the Underwriting Agreement dated as of December 16, 2010 among Alderon Resource Corp. and Haywood Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, GMP Securities L.P. and Raymond James Ltd.

	Number	Price	Expiry Date
Outstanding Warrants:
None	Nil	N/A	N/A

Brokers’ / Finders’ Warrants:
February 16, 2010 subscription receipt PP	403,500	$1.00	2011/02/16
March 23, 2010 flow-through PP	90,910	$2.75	2012/03/23

Total:	494,410

Outstanding Incentive Stock Options:
March 3, 2010 grants	1,410,000	$1.50	2015/03/03
April 27, 2010 grant	75,000	$1.88	2015/04/27
May 1, 2010 grant	125,000	$2.00	2015/05/01
July 22, 2010 grants	350,000	$1.20	2015/07/22
October 20, 2010 grant	50,000	$1.53	2015/10/20
November 8, 2010 grants	1,900,000	$1.60	2015/11/08

Total:	3,910,000

SCHEDULE “B”

UNITED STATES OFFERS AND SALES

This is Schedule “B” to the Underwriting Agreement dated as of December 16, 2010 among Alderon Resource Corp. and Haywood Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, GMP Securities L.P. and Raymond James Ltd.

As used in this Schedule “B”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)                                  “Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D; and

(b)                                 “Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

(c)                                  “Securities” means the Unit Shares and Warrants; and

(d)                                 “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of the states of the United States and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and U.S. state securities laws.  Each Underwriter represents, warrants and covenants to the Corporation that:

1.                                       It has not offered and sold, and will not offer or sell, any Securities as part of its initial distribution, except (i) outside the United States in an offshore transaction in accordance with Rule 903 of Regulation S or (ii) in the United States to, or for the account or benefit of, U.S. Persons, as provided in paragraphs 2 through 12 below.  Accordingly, neither the Underwriter, any of its affiliates nor any person acting on its or their behalf has made or will make (except as permitted in paragraphs 2 through 12 below) any offer to sell or any solicitation of an offer to buy any Securities to any person in the United States, or (ii) any sale of Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States.

2.                                       Neither it, any of its affiliates nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States with respect to the Securities.

3.                                       It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any Selling Group members or with the prior written consent of the Corporation.  It shall require its affiliates and each Selling Group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that its affiliates and each Selling Group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to its affiliates and such Selling Group member.

4.                                       All offers and sales of Securities by it in the United States shall be made through its U.S. Placement Agent, being duly registered as a broker-dealer pursuant to section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempt) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. (in each case at the times of all such offers and sales of Securities) and in compliance with all applicable federal and state U.S. broker-dealer requirements.

5.                                       Offers and sales of Securities in the United States shall not be made (i) by any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or internet or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.                                       Any offer, sale or solicitation of an offer to buy Securities that has been made or will be made in the United States by it, its affiliates or any person acting on behalf of either was or will be made only to Accredited Investors (or persons that the Underwriter, its affiliates, or any person acting on behalf of either reasonably believes are Accredited Investors) in transactions that are, assuming the accuracy of the representations, warranties and covenants given by the Corporation and each other Underwriter, exempt from registration under the U.S. Securities Act and applicable state securities laws.

7.                                       It, acting through its U.S. Placement Agent, may offer the Securities in the United States only to offerees with respect to which it has a pre-existing relationship and has reasonable grounds to believe are Accredited Investors.

8.                                       Prior to completion of any sale of Securities in the United States, each U.S. purchaser thereof from such Underwriter will be required to execute a Subscription Agreement including the U.S. Accredited Investor Certificate attached thereto.

9.                                       At least one business day prior to the Time of Closing, it will provide the Corporation and the Corporation’s transfer agent with a list of all purchasers of the Securities in the United States.

10.                                 It and its U.S. Placement Agent acknowledge that until 40 days after the commencement of the Offering, an offer or sale of Securities within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

11.                                 At the Time of Closing, it, will either (i) together with its U.S. Placement Agent, provide to the Corporation a certificate in the form of Appendix I to this Schedule relating to the manner of the offer and sale of the Securities in the United States, or (ii) be deemed to have represented and warranted to the Corporation, as of the Time of Closing, that it did not and will not offer or sell any of the Securities in the United States.

12.                                 None of the Underwriter, its affiliates or any person acting on behalf of any of them has violated or will violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Securities.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.                                       The Corporation is a “foreign issuer” within the meaning of Regulation S with no “substantial U.S. market interest” (as defined in Regulation S) with respect to the Securities.

2.                                       The Corporation is not, and as a result of the sale of the Securities contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

3.                                       During the period in which the Securities are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any Directed Selling Efforts in the United States, or (ii) has engaged in or will engage in any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D) with respect to offers or sales of the Securities in the United States, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising or has acted in any manner that would constitute a public offering within the meaning of Section 4(2) of the U.S. Securities Act in the United States with respect to the Securities.

4.                                       Except with respect to the offer and sale of the Securities offered hereby, the Corporation has not offered or sold any of its securities that are of the same or a similar class as any of the Securities in the United States or to, or for the account or benefit of, U.S. Persons for a period of six months prior to the commencement of the Offering, and will not offer or sell any of its securities that are of the same or a similar class as any of the Securities in the United States or to, or for the account or benefit of, U.S. Persons for a period of six months following the completion of the Offering, in a manner that would be integrated with and would cause the exemptions or exclusion from registration provided by Rule 506 of Regulation D or Rule 903 of Regulation S to be unavailable with respect to offers and sales of the Securities.

5.                                       Other than pursuant to and in accordance with an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws as provided in this Schedule “B”, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agent, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Securities to, or for the account or benefit of, a person in the United States or a U.S. Person; or (B) any sale of the Securities unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States and not a U.S. Person or (ii) the Corporation and any person acting on its behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person.

6.                                       None of the Corporation or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

APPENDIX I

TO SCHEDULE “B”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of common shares and warrants (collectively, the “Securities”) of Alderon Resource Corp. (the “Corporation”) pursuant to the Underwriting Agreement dated as of December 16, 2010 between the Corporation and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(i)            on the date hereof and on the date of each offer and sale of Securities, our U.S. Placement Agent who offered or sold Securities in the United States was (i) a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and (ii) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)           immediately prior to transmitting the Subscription Agreement to such offerees to which we had a pre-existing relationship, we had reasonable grounds to believe and did believe that each offeree was an “accredited investor” as defined in Rule 501(a) of Regulation D (an “Accredited Investor”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and, on the date hereof, we continue to believe that each person in the United States purchasing Securities from us is an Accredited Investor;

(iii)          no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States;

(iv)          the offering of the Securities in the United States has been conducted by us through our U.S. Placement Agent in accordance with the terms of the Underwriting Agreement;

(v)           prior to any sale of Securities in the United States, we caused each U.S. purchaser to execute a Subscription Agreement including the U.S. Accredited Investor Certificate attached thereto; and

(vi)          all offers of the Securities made by us in the United States were made in compliance with all applicable U.S. federal and state broker-dealer requirements.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this           day of December, 2010.

[UNDERWRITER]		[U.S. BROKER-DEALER AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title: